

August 6, 2007

Mail Stop 7010

By U.S. Mail and facsimile to (518) 447-8663

Peter J. McNierney
President and Chief Executive Officer
First Albany Companies Inc.
677 Broadway
Albany, New York 12207-2990

> **Re:** **First Albany Companies Inc.**
> **Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A**
> **Filed July 23, 2007**
> **File Nos. 000-14140**

Dear Mr. McNierney:

We have limited our review of your filing to those issues we have addressed in our comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Questions and Answers About this Proxy Material and Voting, page 1
To what extent will the issuance of the Purchased Shares dilute our existing shareholders' percentage ownership of the Company? page 3

1. Please revise to disclose the extent to which the respective ownership stakes of existing affiliated and non-affiliated shareholders will be diluted by the proposed transaction.

Summary, page 8

2. We note your response to comment 8 of our letter dated July 12, 2007. Please revise to disclose the percentage of shareholders not subject to the voting agreement who must vote for the proposals needing a majority vote in order for such proposals to be approved.

Proposal No. 2
Approval of the Private Placement, page 24

3. We note your response to comment 12 of our letter dated July 12, 2007. Please revise to provide the current net tangible book value per share.

Opinion of Our Independent Financial Advisor, page 31
Current Situational Analysis of the Company, page 32

4. We note your response to comment 17 of our letter dated July 12, 2007. Please revise the disclosure appearing under this heading to discuss Freeman's consideration of your investment portfolio gain and capitalization of fixed income businesses.

Conclusion, page 34

5. We note the statement that "[t]he Board reviewed the financial forecasts prepared by the Company and posed questions regarding their accuracy and completeness" provided in response to comment 18 of our letter dated July 12, 2007. We also note the statement on page 36 that "[w]e believe the assumptions the Company's management used as a basis for the projections were reasonable at the time the projections were prepared . . . ." Please revise to state whether your board, in questioning the accuracy and completeness of the financial projections provided to Freeman, concluded that Freeman's reliance upon these materials was reasonable.

      Please contact Matt Franker, Staff Attorney, at (202) 551-3749 with any questions. Alternatively, you may contact me at (202) 551-3760.

Sincerely,

Pamela A. Long
Assistant Director

cc: Christopher P. Peterson (*via facsimile* 212/259-6333)
       Dewey Ballantine LLP
       1301 Avenue of the Americas
       New York, New York 10019-6092